Filed Pursuant to Rule 253(g)(2)

File No. 024-11298

REALTYMOGUL APARTMENT GROWTH REIT, INC.

SUPPLEMENT NO. 12 DATED JUNE 5, 2023

TO THE OFFERING CIRCULAR DATED DECEMBER 30, 2022

This document supplements, and should be read in conjunction with, the offering circular of RealtyMogul Apartment Growth REIT, Inc. (“we,” “our,” “us” or the “Company”), dated December 30, 2022 (the “Offering Circular”), as supplemented. Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to update our plan of operation.

Plan of Operation

The following information supplements the section of our Offering Circular captioned “Plan of Operation –Acquisitions”:

Potential Investments

Brookside Apartments – Raleigh, North Carolina

There is a reasonable probability that we may acquire an approximately $2,500,000 to $3,500,000 joint-venture limited partnership equity investment (the “Equity Investment”) in an entity that owns Brookside Apartments, a 68-unit, Class B apartment community (the “Property”) in Raleigh, North Carolina, which city is located in the Raleigh, North Carolina Metropolitan Statistical Area. If the Equity Investment is completed, the entity will be managed by RM Communities, LLC (“RM Communities”), an affiliate of our Manager and a wholly-owned subsidiary of Realty Mogul, Co. RM Communities will also serve as the sponsor of this transaction and will be entitled to certain fees in connection with the transaction.

Built in 1986, the Property consists of 68 residential units, 16 studios, 36 one-bedroom, and 16 two-bedroom units. To date, the seller has renovated 37 units to a partial renovation scope. The business plan is to beautify the asset exterior to bolster curb appeal while renovating the remaining 31 classic units, upgrading appliances, flooring, countertops, and cabinetry, as well as installing laundry machines in each unit at the Property. We believe the renovation plan should allow the Property to achieve competitive rents for this submarket. RM Communities also plans to upgrade the Property by converting the existing laundry facility to a fitness center to improve desirability and tenant experience.

The acquisition of the Equity Investment is subject to various conditions. No assurances can be given that we will acquire the Equity Investment.